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                                                                EXHIBIT 99(C)(1)

                    KFC NATIONAL PURCHASING COOPERATIVE, INC.
                    UNIFIED FOOD PURCHASING COOPERATIVE, LLC

                       Separation and Consulting Agreement

         This is a Separation and Consulting Agreement (the "Agreement") effective as of January 22, 1999 between KFC National Purchasing Cooperative, Inc. (the "KFC Coop"), Unified FoodService Purchasing Coop, LLC (the "Unified Coop"), a Kentucky limited liability company of which the KFC Coop is one of three initial members, (the KFC Coop and Unified Coop shall together throughout this Agreement be referred to as the "Coops"), and Thomas D. Henrion ("Henrion").

                                    Recitals

A. Henrion has rendered valuable services to KFC Coop for over 18 years as its President and Chief Executive Officer, and, in connection with that service, previously entered into a Supplemental Benefits/Consulting Agreement with KFC Coop effective as of January 1, 1994, which agreement was subsequently amended by Amendment No. 1 thereto (the "Prior Agreement").

B. The Prior Agreement was entered into to reward Henrion for his past and continued loyalty, services and counsel to the KFC Coop and to assist Henrion in providing for his retirement as well as for the contingencies of death and disability. The Prior Agreement gave Henrion the ability to consult with the KFC Coop for a substantial period beyond any termination of his employment, and, if he elected not to consult or cease consulting, some compensation as a supplement to retirement savings he accumulated through KFC Coop's qualified retirement plan.

C. In connection with a reorganization of the KFC Coop's business, the KFC Coop expects to transfer a substantial part of its operating assets and personnel to a new entity (Unified Coop) formed for the purpose of creating a unified purchasing organization for operators of KFC, Taco Bell and Pizza Hut outlets in exchange for a membership interest in Unified Coop.

D. After the reorganization, Unified Coop, with the advice and consent of the KFC Coop, will conduct a purchasing program for the KFC Coop similar to that now conducted by the KFC Coop. Although various personnel of the KFC Coop will become employed with Unified Coop, the members of Unified Coop have concluded to employ a new chief executive officer of the combined operations, and Henrion, by virtue of this Agreement, agrees to sever his employment relationship with KFC Coop shortly after a new chief executive officer is appointed, and to provide certain consulting and other services subsequent to that termination to allow for an orderly transition, all as provided in this Agreement.

E. The Coops understand and acknowledge that Henrion desires to obtain new employment after the Separation Date, and believe that their need for his consulting services thereafter will be satisfied by services performed upon reasonable advance notice, at reasonable times


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         and places, consistent with Henrion's future employment by others.

                                   Agreements

         In respect to the mutual covenants and conditions contained herein the parties agree as follows:

                       Section 1 -- Employment Separation

         1.1 Separation. Henrion hereby agrees to resign as an employee, officer and director from all positions with the Coops or any of their subsidiaries effective at the closing of the Unified/KFC Coop formation transactions (the "Separation Date") and the Coops hereby accept Henrion's resignation effective as of the Separation Date.

         1.2 Release. Henrion hereby releases the Coops from any and all legal and equitable claims which he now has, or may have, arising out of his employment with the Coops or his separation from that employment, except for (i) any claims arising under this Agreement, and (ii) any claims for benefits due Henrion under any employee benefit plan governed by the Employee Retirement Income Security Act of 1974, other than those required solely under the Prior Agreement, which is superceded by this Agreement. Henrion agrees to again release the Coops from all such claims by signing a duplicate copy of the release in this Section at the Separation Date.

                  (a) Specifically, Henrion for himself and his heirs, executors, administrators, insurers, and assigns, irrevocably and unconditionally releases and discharges the Coops and their present and former agents, directors, shareholders, commissioners, officers, employees, representatives, attorneys, divisions, parents, subsidiaries and affiliates, and their predecessors, successors, heirs, executors, administrators and assigns (said parties, including the Coops, referred to hereinafter as the "Releasees") from any and all actions, causes of action, suits, debts, charges, complaints, claims, liabilities, obligations, promises, agreements, controversies and damages of any nature whatsoever in law or equity, whether known or unknown, which he ever had, now has or may have had against Releasees arising out of Henrion's employment by the Coops or Henrion's separation from the Coops, since the beginning of time and which arose prior to the Separation Date.

                  (b) Claims being released, include, but are not limited to, (1) any and all claims against Releasees arising under any federal, state or local statutes, ordinances, resolutions, regulations or constitutional provisions and/or common law(s) including any tort or contract claims, and specifically including claims of discrimination in employment on the basis of race, sex, religion, national origin, disability and/or veteran's status arising under or pursuant to Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. ss.2000e, et seq.; the Americans With Disabilities Act, as amended,, the Federal Rehabilitation Act of 1973, as amended, and Executive Order 111246; (2) any and all tort claims including, but not limited to claims of wrongful termination, assault, battery and intentional or negligent infliction of emotional distress and outrage, (3) any and all claims of breach of any express or implied employment contract, and (4) any and all claims for attorneys' fees, interest, costs or injunctive relief to which Henrion is, or may be, entitled either by statute or otherwise related to the forgoing.


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                  (c)      Henrion agrees that he will not seek to recover legal
or equitable remedies against the Coops arising out of his employment or his separation from that employment, that he will not request any other person or agency to seek such recovery on his behalf, and that he will not elect to be a member of any class seeking such recovery. Henrion further agrees that he will not counsel or assist any other person or agency with regard to any claim arising out of his employment or his separation from that employment unless required by summons or subpoena. Henrion agrees that if any such claim referenced herein is filed, pursued or otherwise prosecuted by him, individually or collectively, or by persons or entities acting by or through him, individually or collectively, Henrion waives his rights to relief from such claim, including the right to attorneys' fees, costs and any and all other relief, whether legal or equitable, sought in such claim.

                  (d)      Notwithstanding the foregoing provisions of this
Section 1.2, should Henrion be sued or be the sole subject or part of a group which is subject to any action, cause of action, debt, charge, complaint, claim, liability, obligation, promise, agreement, controversy, damage, or expense of any nature whatsoever in law or in equity, whether known or unknown, which now or may ever be brought by any of the Coops' present or former agents, directors, shareholders, commissioners, officers, employees, representatives, attorneys divisions, parents, subsidiaries and affiliates, and their predecessors, successors, heirs, executors, administrators and assigns, Henrion shall have the right to make counter claims, cross claims or suit or take any action against such party as Henrion may be entitled under applicable laws, including, without limitation, any claims arising out of Henrion's employment by the Coops or Henrion's separation from the Coops.

         1.3 Separate Release of Age Claims. In specific consideration of the Coop's agreement set forth in Section 3.3 of this Agreement, the sufficiency of which is hereby acknowledged, Henrion, for himself and his heirs, executors, administrators and assigns, hereby irrevocably and unconditionally releases and discharges Releasees from any and all age discrimination claims or liability arising under federal, state or local law including, but not limited to, the Age Discrimination in Employment Act, as amended, 29 U.S.C. ss.626 et seq., the Kentucky Civil Rights, as amended, KRS Chapter 344, and any other statute, local or municipal ordinance, resolution or regulation governing age discrimination in employment. Henrion and the Coops agree that, for a period of seven days following the execution of this Agreement, Henrion may revoke the release in this Section 1.3 by notifying the Chairman of the Board of the KFC Coop, in writing, of his intent to do so. Henrion and the Coops further agree that this
Section 1.3 and the consideration in Section 3.3 shall not become effective or enforceable until seven days after execution of this Agreement. Henrion acknowledges that the Coops has advised and encouraged him to seek the advice of an attorney regarding the content and effect of these releases and this Agreement and that he has been afforded 21 days in which to seek his attorney's advice.


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         1.4      Indemnity Rights Preserved. The KFC Coop shall indemnify and hold Henrion harmless, and shall advance expenses, to the full extent permissible for employees, officers, consultants or directors under the provisions of the KFC Coop's Bylaws (as in effect on the date hereof), and under applicable law. KFC Coop shall indemnify and hold Unified Coop harmless from any liability to Henrion that relates to the scope of his employment or service as an officer or director of KFC Coop. The Unified Coop shall indemnify and hold Henrion harmless, and shall advance expenses, to the full extent permissible as if he were an officer or employee under the provisions of the Unified Coop's Operating Agreement (as in effect on the Separation Date), and under applicable law. The releases given by Henrion pursuant to this Agreement shall not be deemed a release of any obligations which Coops may now have to him, or have in the future, pursuant to the obligations set forth in this Section.

         1.5 Release Effective At Separation Date. Henrion agrees to sign a duplicate copy of the releases set forth in this Section 1 effective as of the Separation Date and agrees that no payments shall be made to him if he fails to do so and that the consideration in Section 3.3 shall not be due or payable if the release in Section 1.3 is revoked by him within 7 days following its execution (either following execution of this Agreement or upon its reaffirmation at the Separation Date).

         1.6 Coops Unaware of Any Claim Against Henrion. The Coops represent and warrant that they have no knowledge of a claim they may have against Henrion, other than matters that would be covered by Section 1.4.

                        Section 2 -- Consulting Services

         2.1 Consulting Duties. For 24 months following the Separation Date, Henrion shall provide consulting services which consist of advising Unified Coop in the smooth transition to a new president, and specifically any other matters as the Board of Directors of any of the member Coops of Unified Coop reasonably request from time to time. Such services shall be provided at reasonable times, on reasonable advance notice, at a location chosen by Henrion, except to the extent the location is crucial to the service needed, in which event the Coop shall bear the cost of Henrion's transportation to and from that location. Notwithstanding anything else in this Agreement, Henrion shall not be required to reserve any particular number of hours or time for Unified Coop's business. Henrion will perform his consulting services as an independent contractor and not as an employee.

         2.2 Facilities. For 24 months following the Separation Date, Unified Coop shall provide Henrion with an office and support services adequate to provide the consulting services desired, and shall allow Henrion the use of the furniture and accessories in his existing office and the personal computers now used by him during that period. Such furniture and accessories shall be sold to Henrion, if he elects, at its value on the Coops books.

         2.3 Expense Reimbursements. Unified Coop shall reimburse Henrion for reasonable travel, entertainment and similar expenses that Henrion incurs in performing the consulting services, in accordance with Unified Coop's expense reimbursement policies as is in effect from time to time. The reimbursement shall be made upon presentation to Unified Coop by Henrion, from time to time, of an account of such expenses in such form and in such detail as Unified Coop may request.


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            Section 3 -- Consulting Fees and Separation Compensation

         3.1      Cash Payments.

                  (a) Henrion shall be paid $500,000 within 10 business days following the Separation Date as severance pay and supplemental retirement payments, $100,000 of which shall be attributable to his consulting services hereunder and reported for tax purposes as a fees to an independent contractor (i.e., on a form 1099), and the remainder as severance and supplemental retirement compensation, less any income and employment taxes required to be withheld therefrom, provided, however, that any employment taxes paid with respect to supplemental retirement benefits accrued under the Prior Agreement shall be taken into account in determining employment taxes due on this payment, and further provided that the amount payable as additional severance compensation pursuant to Section 3.1(b) below shall be accrued and employment taxes thereon determined and withheld from this payment as well in accordance with Section 3121(v) of the Internal Revenue Code.

                  (b) Henrion shall be paid $456,300 on the first business day in January 2000, as additional severance compensation, less any income taxes required to be withheld thereon.

         3.2 Health Insurance Continuation. Until Henrion reaches the age of 66 (unless waived in writing by Henrion, and then only for the period so waived), Unified Coop shall provide coverage to Henrion and his dependents in Unified Coop's group health plan (as it exists from time to time), unless such coverage is unavailable without a cost to Unified Coop for insurance to other employees or consultants, in which event Unified Coop shall reimburse Henrion for an individual policy providing comparable coverage. If, at any time, Henrion notifies the Unified Coop prior to the beginning of a calendar year that he no longer desires to be covered by such insurance, the Unified Coop shall promptly pay to Henrion an amount equal to $4,370 for each year from the date his coverage ceases until his age 66, less any income or employment taxes required to be withheld therefrom.

         3.3 Transfer of Insurance. Within 30 days after the Separation Date, KFC Coop (or Unified Coop, if the policy has then been transferred to it) shall transfer to Henrion all of its rights, title and interest in the Policy (as defined in the Prior Agreement), at no cost to him, provided that the revocation provided for in Section 1.3 has not then been exercised by Henrion.

         3.4 Benefits in the Event of Death or Disability. If Henrion's ability to consult (or his employment, prior to the separation Date) terminates due to disability or to death, he, his personal representative (if incapacitated) or his spouse (or any other beneficiary designated in writing to the Unified Coop by him), as the case may be, shall receive the fees and compensation that Henrion would have received under this Section 3, at the same time and in the same manner as it would have been so paid.

                          Section 4 -- Confidentiality

         4.1 Acknowledgment. Henrion acknowledges that the identity of the Coops' customers, vendors, its trade secrets and its other confidential information pertaining to its operations and


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business affairs, as the same may exist from time to time, are valuable, special and unique assets of the Coops' business, and Henrion shall not either during the term of this Agreement or after its termination, disclose any such information to any person, firm, corporation, association or other entity, for any reason or purpose whatsoever.

         4.2 Duties Upon Termination. Promptly after the Separation Date, Henrion must return to Unified Coop any Confidential Material (as defined in Section 4.3(a)(4)) and whether or not constituting Confidential Information, any technical data, Rolodexes and any tape recordings, computer programs, disks, and any other physical representations of any information relating to the Coops or their business. Henrion acknowledges that any and all of such items, physical representations and information are and will remain at all times the exclusive property of Unified Coop. Upon request, the Coops will provide a receipt to Henrion listing the items he has returned.

         4.3      Covenant of Non-Disclosure.

                  (a) Employment Relationship and Acknowledgments. Henrion acknowledges that:

                           (1) Henrion's employment creates a relationship of confidence and trust between Henrion and the Coops.

                           (2) Unified Coop has a proprietary interest in documents and information applicable to its business or to the business of its clients and customers, which may be made known to Henrion during the period of Henrion's employment.

                           (3)      "Confidential Information" includes
                                    information not generally known in the
                                    industry in which Coops are or may be
                                    engaged, disclosed to or known by Henrion through his employment by Coops or their predecessors, about the Coops' costs, pricing, marketing, ideas, problems, developments, research records, technical data, processes, products, marketing plans, plans for products or service improvement and development, business and strategic plans, financial information, forecasts, customer records and any other information which derives independent economic value, actual or potential, and all other information of a trade secret or confidential nature. Confidential
                                    Information shall not include any
                                    information that is or becomes publicly
                                    available through lawful means and other than through breach by Henrion of this Agreement or from a third party known by Henrion to be under a written or common law obligation of confidentiality to the Coops.

                           (4) "Confidential Material" includes any writing of any kind, obtained by Henrion through his employment by the Coops or their predecessors, containing any Confidential Information and includes, without limiting the generality of the foregoing, customer lists, price lists, financial data, operating instructions, forms and manuals, procedural


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                                    instructions, information on computer disks
                                    or computer print-outs, computer programs, any physical property of Coops or any of their sources with which insurance is placed, policyholders, expiration or renewal dates, inspection or credit reports and data on insurance risks being written, catalogs, records, drawings, blueprints, notes, notebooks, and all other materials of a trade secret or confidential nature.

                  (b) Restricted Disclosure and Use. Notwithstanding any other provision of this Agreement, unless Henrion first secures Unified Coop's written consent, and except for authorized use in performance of Henrion's duties on behalf of the Coops, Henrion must not disclose to any others, or use, at any time, in any way, or anywhere, either during or subsequent to employment with Company, any trade secret or other Confidential Information of the Coops.

                Section 5 -- Covenants Not to Solicit or Compete

         5.1 Covenants. Henrion shall not, directly or indirectly, individually, in partnership or through a corporation, as proprietor, manager, employee, major stockholder or consultant, at any time within two years after the Separation Date,

                  (i) engage in any business (a "business" being a line of business operated separately or in combination with other businesses, such as a restaurant business, whether or not for profit, in the U.S. or internationally) of purchasing food or other supplies for any of the companies (or their successors or affiliates) listed on Annex A hereto and incorporated herein by reference; or

                  (ii) influence or attempt to influence previously existing customers (i.e. franchisees), which shall include any franchisees who are eligible to be customers at the date of formation of Unified Coop (whether or not they so elect) of any member of Unified Coop or its Canadian counterpart, either directly or indirectly, to divert or attempt to divert from the Coops any business which KFC Coop, or other members of Unified Coop or its Canadian counterpart, had enjoyed or solicited anywhere in the 12 months before the Separation Date; or

                  (iii) directly or indirectly, approach or solicit any employee of Unified Coop or the KFC Coop with a view to hiring such employee for any other entity or persuading such employee to leave the employment of the Coops.

         5.2 Enforcement. Henrion hereby expressly acknowledges that this covenant will not prevent him from finding other gainful employment. The restrictions contained in Sections 4 and 5, in view of the nature of the business in which Coops are engaged, are reasonable and necessary in order to protect the legitimate business interests of Coops and any violation of Sections 4 or 5 will result in irreparable injury to Coops. In the event of a breach or a threatened breach by Henrion of Sections 4 or 5 of this Agreement, Coops are entitled to an injunction restraining Henrion from the


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commission of the breach, and may withhold any remaining payments due hereunder in all or partial payment of damages related solely to any breach of this
Section 5. Nothing in this Section may be construed as prohibiting Coops from pursuing any other remedies available to them for such breach or threatened breach, including the recovery of money damages.

         5.3 Construction. The covenants and disclosures in Sections 4 and 5 will be construed as independent of any other provisions in this Agreement, and the existence of any claim or cause of action by Henrion against Coops, whether predicated on this Agreement or otherwise, will not constitute a defense to the enforcement by Coops of such covenants and agreements. If any provision of this Section is invalid in part or in whole, it will be deemed to have been amended, whether as to time, area covered or otherwise, as and to the extent required for its validity under applicable law and, as so amended, will be enforceable. The parties will execute all documents necessary to evidence such amendment.

         5.4 Survival. The provisions of Sections 4 and 5 shall survive any termination of this Agreement. Henrion agrees that the covenants in Sections 4 and 5 are binding upon Henrion's heirs, successors and legal representatives.

                           Section 6 -- Miscellaneous

         6.1 Nonassignability. Neither Henrion nor any other person shall have any right to commute, sell, assign, transfer, pledge, anticipate, mortgage or otherwise encumber, transfer, hypothecate or convey in advance of actual receipt the amounts, if any, payable hereunder. No part of the amounts payable shall, prior to actual payment, be subject to seizure or sequestration for the payment of any debts, judgments, alimony or separate maintenance owed by Henrion or any other person, or be transferable by operation of law in the event of Henrion's or any other person's bankruptcy or insolvency.

         6.2 Obligations of Unified Coop and KFC Coop; Successors. The provisions of this Agreement shall bind and inure to the benefit of the KFC Coop, Unified Coop as its successor, and any of their successors and assigns. The term successors as used herein shall include any corporate or other business entity which shall, whether by merger, consolidation, purchase or otherwise acquire all or substantially all of the business and assets of the Coop, and successors of any such corporation or other business entity. Unified Coop shall become primarily liable for all payments to Henrion hereunder by virtue of the transfer to it of KFC Coop's operating assets and liabilities, but KFC Coop shall remain a guarantor of Unified Coop's obligations hereunder, and shall be responsible for making payments hereunder should Unified Coop fail or refuse to do so. As between Unified Coop and KFC Coop, and payments made directly by KFC Coop shall be reimbursed by Unified Coop within 10 days following receipt by Unified Coop.

         6.3 Governing Law. The validity and construction of any provision of this Agreement shall be governed by the laws of the Commonwealth of Kentucky.

         6.4 Severability. If any provision of this Agreement shall be declared invalid or unenforceable, the remaining provisions hereof shall not be affected thereby.


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         6.5      Notices. Any notices required to be given under the terms of the Agreement may be given by personal delivery or by certified mail (return receipt requested) to the parties last known address. If given by mail, the date of mailing shall be deemed to be the date as of which the same was given or furnished to the addressee.

         6.6 Headings. Headings in this Agreement are for convenience only and shall not be used to interpret or construe its provisions.

         6.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

         6.8 Entire Agreement and Amendments. This Agreement contains the entire understanding of the parties and supersedes all previous verbal and written agreements, including the employment letter agreement between Henrion and the Coop dated September 20, 1982, and the Prior Agreement. This Agreement may not be amended or modified except by written instrument executed by the KFC Coop, Unified Coop and Henrion.

         IN WITNESS WHEREOF, the parties have signed this Agreement on the dates set forth below, but effective as of the date set forth in the preamble hereto.


KFC NATIONAL PURCHASING                           UNIFIED FOODSERVICE PURCHASING
COOPERATIVE, INC.                                 COOP, LLC

By                                                By
  ----------------------------                      ----------------------------

Title:                                            Title:
      ------------------------                          ------------------------

Date:                                             Date:
     -------------------------                         -------------------------


------------------------------
Thomas D.  Henrion

Date:
     -------------------------


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                                     ANNEX A

              List of Competing Businesses Referred to in Section 5


                                    Dominoes
                                    Papa Johns
                                    Little Caesars
                                    Pizza Inn
                                    Church's Fried Chicken
                                    Popeye's Fried Chicken
                                    Chick-Fil-A
                                    Ranch *1
                                    Kenny Rogers Roasters
                                    Taco Johns
                                    Del Tacos


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